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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                            PARLUX FRAGRANCES, INC.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   701645103
        _______________________________________________________________
                                (CUSIP Number)

                             John F. Ballard, Esq.
                    Buckingham, Doolittle & Burroughs, LLP
                       One Cleveland Center - Suite 1700
                                1375 E. 9th St.
                              Cleveland, OH 44114
                                (216) 621-5300
________________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               October 13, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 701645103                                      PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      North Shore Associates, L.P. (TIN: 11-3090062)
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]    (b) [ ]


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 3     SEC USE ONLY


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 4    SOURCE OF FUNDS*

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)     [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            1,031,500 (See Item 5)

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             1,031,600 (See Item 5)

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,031,600 (See Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.9%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 701645103                                      PAGE 3 OF 3 PAGES
-----------------------                                  ---------------------

This statement on Schedule 13D is hereby amended as follows:

Item 4. Purpose of the Transaction

      North Shore initially acquired the Shares for investment purposes only. However, on October 13, 1999, North Shore determined that it may be appropriate to consider recommending to the Issuer significant various alternative possible courses of action designed to increase shareholder value, including, but not limited to, the exploration of a possible sale of the Issuer, or the implementation of a more aggressive stock repurchase program. North Shore may take any of the foregoing actions, some other action, or none of them. Except as stated herein, North Shore has not decided on any single or specific course or plan of action; however, North Shore reserves the right to take such action as it deems desirable to protect or enhance the value of its investment in the Issuer.

      North Shore, depending upon market conditions and other factors, in the future may acquire beneficial ownership of additional shares of Common Stock or dispose of all or a portion of the Common Stock which North Shore beneficially owns or hereafter may acquire. Except as stated above, North Shore has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, or changes in the Issuer's charter or bylaws, or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5. Interest in Securities of the Issuer

      North Shore beneficially owns 1,031,6000 shares (the "Shares"), or approximately 7.9% of the outstanding common stock of the issuer. North Shore has the sole power to vote and direct the disposition of the Shares; except that, by virtue of their control relationships as described in Item 2, above, NSA, North Country and Mr. Siegler have the power, directly or indirectly, to control the voting and disposition of such Shares. Such 1,031,600 Shares includes 2,000 Shares held in an IRA Account maintained by Mr. Siegler.

      North Shore has engaged in the following transactions, all of which were effectuated on the NASDAQ Stock Market, in the Issuer's Common Stock since the last amendment to this Schedule 13D:

              Date           No. of Shares         Price Per Share

            10/06/99            25,000                   2.30
            10/07/99            23,000                   2.35
            10/08/99            42,000                   2.35

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

October 19, 1999              NORTH SHORE ASSOCIATES, L.P.
                              By: NSA MANAGEMENT, L.P., General Partner
                              By: NORTH COUNTRY CAPITAL CORP., General Partner
                              By: /s/ Robert H. Siegler
                                  --------------------------------------------
                                  Robert H. Siegler, President

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